UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

RESULTS
(BRGAAP)

2nd QUARTER 2020

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1 **KEY MESSAGES**

2 **SANTANDER GROUP** RESULTS

3 **2Q20 RESULTS** HIGHLIGHTS

4 **FINAL REMARKS**

MARKET SHARE GAIN WITH LOWER-RISK PRODUCTS AND HIGHER PRODUCTIVITY

LOANS

+21% YoY

10.6%[1] market share

+108bps YoY

FUNDING

+23% YoY

11.2%[1] market share

+16bps YoY

EFFICIENCY

35.7% 2Q20

-2.4pp YoY

BEST LEVEL IN OUR HISTORY

REDUCTION OF THE NON-COLLATERALIZED PORTFOLIO

	Market Share[1]	YoY
CARDS	12.2%	-82bps
OVERDRAFT	12.1%	-435bps
PERSONAL LOANS	9.9%	-69bps

COLLATERALIZED LOANS[2]

69% SHARE IN TOTAL LOANS TO INDIVIDUALS

+437bps QoQ

Santander [1] BACEN data, as of May 2020 [2] Individuals collateralized loan portfolio and Payroll loans

END-TO-END IMPROVEMENT

COST OF CREDIT

EXTRAORDINARY PRE-PROVISION

-33bps

2Q19	1Q20	2Q20
3.4%	3.2%	3.1%
MATHEMATICAL MODELS ENHANCEMENT	**HIGHER QUALITY** ORIGINATION	**MULTI-CHANNEL** EVOLUTION **FOR RECOVERIES**

A SOLID
BALANCE SHEET

DEFERRED LOANS

R$ 49.8Bi

REPRESENTS **13%** OF OUR TOTAL LOAN PORTFOLIO

52%
WITH COLLATERAL

83%
OF OUR CUSTOMERS DEFERRED THEIR LOAN REPAYMENTS FOR ONLY 60 DAYS

Santander

CONSTANT ENHANCEMENT OF RISK MODELS

ESTABLISHING AN

EXTRAORDINARY PROVISION

R$ 3.2Bi

ASSUMPTIONS BASED ON STRESS SCENARIOS

LOAN PORTFOLIO QUALITY

INDICATORS UNDER CONTROL TO FACE THE PRESENT SCENARIO

ALLOWANCE FOR LOAN LOSSES *(R$ million)* | COST OF CREDIT


3.4%
3.2%
6.0%
3.1%
3.3%
4.7%
3.2%
3,092
3,424
6,534
3,200
5,964
9,958
3,200
3,682
3,936
4,045
6,999
7,981
(590)
(513)
(711)
(1,036)
(1,223)
2Q19
1Q20
2Q20
1H19
1H20
Provisions for loan losses
Recovery of written-off loans
Cost of credit
Cost of credit w/o extraordinary provision

Santander

ABILITY TO ADAPT ALREADY **PROVIDES US GROWTH OPPORTUNITIES**

GREATER COMMERCIAL DRIVE



OF CONTRACTS
Base 100
+18% in the quarter
110
100
Jan-Feb
Mar/Before -covid
Mar/After -covid
Apr/20
May/20
Jun/20
Digital
Physical
Total

REALIGNING THE **COMMERCIAL STRATEGY**

- **MULTICHANNEL** INFRASTRUCTURE CAPABLE OF MEETING **CUSTOMER DEMAND**
- STRENGTHENED **REMOTE SERVICE** AND **DIGITAL PLATFORM** CAPACITY
- **MANAGEMENT MODEL** PRIORITIZING CUSTOMERS' FINANCIAL CAPABILITY, COUPLED WITH EFFECTIVE SALES ACTIONS

COMMITTED TO

THE QUALITY OF OUR SERVICES

CUSTOMERS (MM)

ACTIVE
26.8 +5% YoY

LOYAL
5.7 +5% YoY

DIGITAL
14.5 +14% YoY

NPS

POSITIVE TREND

61 points

+3points YoY

LEADERSHIP IN SATISFACTION[1]



2015 2016 2017 2018 2019 1H20
1st
2nd
3rd
4th

[1] Since 2014, IBOPE has carried out Santander's Benchmark project, whose main objective is to gauge customers' satisfaction and willingness to recommend the bank and its direct competitors. The survey is based on a quantitative methodology, with interviews conducted through the "CATI" technique (computer-assisted telephone interviewing), using a list provided by IBOPE. Sample: 5,870 interviews/year

ABOVE-MARKET GROWTH

BY OFFERING INTEGRATED SOLUTIONS TO OUR CUSTOMERS

+18% YoY
TURNOVER

+22% YoY
PREPAYMENT

+13% YoY
ACTIVE BASE

1.6MM
POS DEVICES

+45%
YoY



E-COMMERCE


Digital Platform for SMEs
Marketplace Solution
Checkout
Antifraud
Safe
Recurrence
Debit/Credit
Bank Slip
Conciliation
Consulting

AMBITION OF REACHING UNTIL 15% MARKET SHARE IN TURNOVER IN 2020

CAPTURING MARKET OPPORTUNITIES

INITIATIVES TAKEN OVER THE LAST FOUR QUARTERS, REACHING THE BREAKEVEN POINT IN 2020

sim.

CREDIT PLATFORM FOR INDIVIDUALS, 100% DIGITAL

UNTIL **R$ 1Bi**
LOAN PORTFOLIO

R$ 500MM
RENEGOTIATED VOLUME

emDia.

DIGITAL DEBT RENEGOTIATION PLATFORM

ben

OPERATING AND INNOVATING IN THE CORPORATE BENEFITS INDUSTRY WITH VOUCHERS AND PARTNERSHIPS

R$ 1Bi
TURNOVER

15.3%
CONSUMER FINANCE PENETRATION

Santander Auto

AUTO INSURANCE, 100% DIGITAL

2020 ESTIMATES

SPEED TO **INNOVATE AND REINVENT**

MORTGAGE

6.99%

PIONEERING THE REDUCED RATE

"USECASA"

(HOME EQUITY)

+2.0x

ORIGINATION QoQ

"TROCA+ TROCO"

CUSTOMER SELLS THE CURRENT FINANCED VEHICLE, FINANCES THE PURCHASE OF A CHEAPER ONE, AND POCKETS THE DIFFERENCE

"CAR DELIVERY"

CUSTOMER PURCHASES THE VEHICLE AT A PARTNER STORE, AND IT GETS DELIVERED TO HIS/HER HOME

A CULTURE THAT SUPPORTS

- HIGHLIGHT FOR THE 2ND CONSECUTIVE YEAR BEST COMPANY IN THE FINANCIAL SECTOR
- ETHNIC-RACIAL

WE ARE ONE OF THE BEST COMPANIES TO WORK FOR

- ETHNIC-RACIAL
- WOMAN

OUR PEOPLE

- NEW WAY OF WORKING ▸ ADAPTING TO PROTOCOLS
- FINANCIAL SUPPORT ▸ 13TH SALARY PAID IN APRIL AND PROFIT-SHARING PAYMENT ADVANCE

WOMEN'S PARTICIPATION

- **27%** EXECUTIVE LEADERSHIP POSITIONS
- **33%** BOARD OF DIRECTORS

WE VALUE **DIVERSITY**

PIONEERING THE TRANSFORMATION OF SUSTAINABLE BUSINESSES

1ST CBIOS DEAL

LEADERSHIP IN STRUCTURING THE ISSUANCE OF DESCARBONIZATION CREDITS ("CBIOs") – A BIOFUEL-INDUSTRY FINANCIAL PRODUCT TRADED ON THE EXCHANGE

1ST SUSTAINABILITY-LINKED LOAN

1ST LOAN IN THE BRAZILIAN MARKET WITH INTEREST RATES PEGGED TO SUSTAINABLE GOALS

1ST GREEN BOND ISSUANCE IN THE TRANSPORTATION AND LOGISTICS INDUSTRY

LEADERSHIP AS GLOBAL COORDINATOR AND SUSTAINABILITY ADVISOR FOR THE ISSUANCE OF GREEN BONDS

LAUNCH OF THE "SANTANDER GO"

ESG-FOCUSED FUND IN PARTNERSHIP WITH ASSET MANAGER ROBECO TO INVEST EQUITY MARKETS, ACCORDING TO SUSTAINABILITY CRITERIA

R$ 7.9Bi

ENABLED IN SOCIAL AND ENVIRONMENTAL BUSINESSES[1]

+R$1Bi

PROSPERA SANTANDER MICROFINANCE LOAN PORTFOLIO

27K

EMPLOYEES ENGAGED IN SOCIAL PROGRAMS[2]

117K

PEOPLE BENEFITED THROUGH OUR SOCIAL PROGRAMS

PLAN TO PROMOTE SUSTAINABLE DEVELOPMENT OF THE AMAZON BY THE THREE LARGEST PRIVATE BANKS IN THE COUNTRY

10 MEASURES AIMED AT CONSERVING THE ENVIRONMENT AND DEVELOPING THE BIOECONOMY, INVESTING IN SUSTAINABLE INFRASTRUCTURE AND ENSURING THE POPULATION'S RIGHTS

[1]Considers disbursement in renewable energy, sustainable agribusiness, Prospera Santander Microfinance, Project Finance (renewable energy), other socio environmental businesses, student financing (undergraduate medicine), ESG Linked-Loan; participation in structuring and advisory of Green Bonds/Transition Bonds; and advisory in Project Finance (renewable energy) [2] "Amigo de Valor", volunteering and blood donation

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 2Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

WELL-DIVERSIFIED
RESULTS

SANTANDER GROUP RESULTS

Brazil 32%	SCF 15%	Mexico 13%	Spain 8%	USA 7%
Chile 6%	UK 5%	Portugal 5%	Argentina 4%	Poland 2%

Brazil
contributed to
32%
1H20 results



20%
North America
35%
Europe
45%
South America¹

UNDERLYING ATTRIBUTABLE PROFIT
(EUR million)



-53%
4,045
1,908
1H19
1H20

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Negative
Fitch Ratings	A-	F2	Negative

(*) Excluding Corporate Center and Santander Global Plataform; ¹ Includes 3% regarding other Latam

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 2Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

RESULT

(R$ million)	6M20	6M19	*% 12M*	2Q20	1Q20	*% 3M*
Net Interest Income	26,275	23,300	*12.8%*	13,620	12,655	*7.6%*
Fees	8,584	9,152	*-6.2%*	4,102	4,482	*-8.5%*
Total Revenues	**34,859**	**32,451**	***7.4%***	**17,722**	**17,138**	***3.4%***
Allowance for Loan Losses	-6,758	-5,964	*13.3%*	-3,334	-3,424	*-2.6%*
General Expenses	-10,483	-10,303	*1.7%*	-5,191	-5,293	*-1.9%*
Others	-5,997	-5,838	*2.7%*	-3,142	-2,856	*10.0%*
Profit Before Taxes	**11,621**	**10,346**	***12.3%***	**6,055**	**5,566**	***8.8%***
Taxes and Minority Interest	-3,872	-3,226	*20.0%*	-2,159	-1,713	*26.1%*
Net Income w/o extraordinary provision	**7,749**	**7,120**	***8.8%***	**3,896**	**3,853**	***1.1%***
Extraordinary Allowance for Loan Losses	-3,200	-	-	-3,200	-	-
Taxes	1,440	-	-	1,440	-	-
Net Income	**5,989**	**7,120**	***-15.9%***	**2,136**	**3,853**	***-44.6%***

NII

GROWING IN CUSTOMERS AND MARKET ACTIVITIES

NET INTEREST INCOME *(R$ million)*



13%
8%
13%
MARKET NII
CUSTOMERS NII
12,015
1,147
10,868
12,655
1,823
10,833
13,620
2,591
11,029
23,300
2,104
21,196
26,275
4,413
21,862
2Q19
1Q20
2Q20
1H19
1H20

(R$ million)	6M20	*% 12M*	*% 3M*
Customers	**21,862**	***3.1%***	***1.8%***
Product NII	20,909	*5.4%*	*4.4%*
Volume	377,755	*20.4%*	*7.8%*
Spread	11.1%	*-1.7 p.p*	*-0.4 p.p*
Working Capital	953	*-29.5%*	*-41.7%*
Market activities	**4,413**	***109.8%***	***42.1%***
Net Interest Income	**26,275**	***12.8%***	***7.6%***

PORTFOLIO

HIGHLIGHTED BY CORPORATE AND SME LOANS

CREDIT PORTFOLIO *(R$ billion)*


21%
1%
317.6
378.5
382.9
11.5%
27.2%
16.7%
44.5%
11.7%
31.2%
15.6%
41.6%
12.2%
32.0%
14.8%
41.0%
Jun/19
Mar/20
Jun/20
Individuals
Consumer finance
Corporate
SMEs

(R$ million)	Jun/20	% 12M	% 3M
Individuals	157,002	*11.0%*	*-0.2%*
Consumer finance	56,732	*6.7%*	*-4.1%*
SMEs	46,556	*27.3%*	*5.6%*
Corporate	122,587	*41.8%*	*3.9%*
Total	**382,877**	***20.5%***	***1.2%***
Other transactions[1]	83,872	*9.6%*	*-1.2%*
Expanded portfolio	**466,749**	***18.4%***	***0.7%***

DESTINATION OF GOVERNMENT PROGRAMS FOR SMEs

R$ 2.3Bi

INDIVIDUALS COLLATERALIZED LOAN PORTFOLIO+ PAYROLL LOANS/ INDIVIDUALS LOAN PORTFOLIO

69%

+636bps YoY

+437bps QoQ

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets, as well as sureties and guarantees

FUNDING

STRONG INVESTMENT MOVEMENT

FUNDING FROM CUSTOMERS *(R$ billion)*



23%
12%
351.5
385.4
432.3
Jun/19
Mar/20
Jun/20

(R$ million)	Jun/20	% 12M	% 3M
Demand deposits	39,497	*92.5%*	*16.1%*
Savings deposits	55,756	*19.7%*	*11.1%*
Time deposits	256,866	*30.2%*	*19.6%*
Financial Bills	22,443	*-33.2%*	*-20.7%*
Others[1]	57,734	*7.9%*	*-0.7%*
Funding from customers	**432,294**	***23.0%***	***12.2%***
- Reserve requirement	-57,132	-23.7%	18.6%
Others	90,184	*17.0%*	*-1.5%*
Total Funding - balance	**465,347**	***31.6%***	***8.5%***
Assets under management (AuM)	363,862	*15.5%*	*4.7%*
Total Funding + AuM	**829,209**	***24.0%***	***6.8%***

[1] Including debentures, real estate credit notes (LCI), agricultural credit notes (LCA), secured real estate notes (LIG) and structured transaction certificates (COE)

FEES

IMPACTED BY TRANSACTIONALITY IN THE PERIOD

FEES *(R$ million)*


-11%
-8%
-6%
4,623
4,482
4,102
9,152
8,584
2Q19
1Q20
2Q20
1H19
1H20

(R$ million)	6M20	*% 12M*	*% 3M*
Cards	2,632	*-16.5%*	*-12.1%*
Current account	1,886	*1.4%*	*-0.2%*
Insurance	1,464	*-3.3%*	*-4.6%*
Asset management	478	*-7.4%*	*-10.0%*
Lending operations	670	*0.7%*	*-15.5%*
Collection services	718	*-4.6%*	*-8.7%*
Securities brokerage and placement	477	*0.0%*	*-15.8%*
Others	258	*20.8%*	*-14.5%*
Total	**8,584**	***-6.2%***	***-8.5%***

LOAN PORTFOLIO QUALITY

CONTINUOUS FINE-TUNING OF OUR RISK MODELS

NPL INDICATORS

FROM 15 TO 90 DAYS

OVER 90 DAYS



5.8%
5.7%
5.2%
6.0%
4.2%
4.2%
4.1%
3.9%
4.1%
2.7%
1.9%
1.7%
1.9%
1.6%
1.1%
Jun/19
Sep/19
Dec/19
Mar/20
Jun/20
3.9%
4.1%
4.0%
4.0%
3.5%
3.0%
3.0%
2.9%
3.0%
2.4%
1.8%
1.5%
1.3%
1.6%
1.2%
Jun/19
Sep/19
Dec/19
Mar/20
Jun/20
Individuals
Total
Corporate & SMEs

COVERAGE RATIO

OVER 90 DAYS



191%
194%
272%
Jun/19
Mar/20
Jun/20

DILIGENT COST MANAGEMENT

LEADS TO THE BEST EFFICIENCY RATIO IN OUR HISTORY

GENERAL EXPENSES *(R$ million)*


0%
-2%
2%
5,201
5,293
5,191
10,303
10,483
594
626
651
1,174
1,277
4,607
4,667
4,540
9,130
9,207
2Q19
1Q20
2Q20
1H19
1H20
Depreciation and amortization
Administratives and Personnel Expenses

ADMINISTRATIVES AND PERSONNEL EXPENSES COMPOSITION *(R$ million)*


-3%
1%
4,667
4,540
9,130
9,207
2,353
2,232
4,663
4,585
2,314
2,308
4,467
4,621
1Q20
2Q20
1H19
1H20
Personnel Expenses
Administratives Expenses

EFFICIENCY RATIO EVOLUTION


38.1%
37.2%
35.7%
2Q19
1Q20
2Q20

BALANCE SHEET

STRENGTH

LOAN PORTFOLIO/ FUNDING FROM CUSTOMERS


90.4%
98.2%
88.6%
Jun/19
Mar/20
Jun/20

BIS RATIO


16.2%
14.0%
13.8%
11.4%
14.4%
11.9%
Jun/19
Mar/20
Jun/20
BIS ratio
CET1

2Q20 RESULTS HIGHLIGHTS

INDICATORS

EFFICIENCY RATIO


38.1%
37.2%
35.7%
-2.4 pp YoY
2Q19
1Q20
2Q20

RECURRENCE RATIO


88.9%
84.7%
79.0%
-9.9 pp YoY
2Q19
1Q20
2Q20

ROAA


1.8%
1.7%
1.6%
0.9%
-0.9 pp YoY
2Q19
1Q20
2Q20

ROAE


21.3%
22.3%
21.9%
12.0%
-9.3 pp YoY
2Q19
1Q20
2Q20

w/o extraordinary provision

AGENDA

1 KEY MESSAGES

2 SANTANDER GROUP RESULTS

3 2Q20 RESULTS HIGHLIGHTS

4 FINAL REMARKS

OUR BUSINESS MODEL, ALLIED TO A SOLID BALANCE SHEET, ALLOWS US TO REACT QUICKLY TO A NEW REALITY

SUPPORTING OUR **CUSTOMERS**, **EMPLOYEES** AND **SOCIETY**, WHILE DELIVERING VALUE TO OUR **SHAREHOLDERS**

- **COMMERCIAL ACTIVITY** REBOUND AT FASTER PACE
- OUR ABILITY TO **ADAPT** HAS ENABLE US TO OFFER **ADEQUATE SERVICES** TO CUSTOMERS AND PROSPERITY TO OUR SOCIETY
- THE **STRENGTHENING** OF OUR **RISK** AND RECOVERY **MODELS** SINCE LATE 2019 HAS ALLOWED US TO MAINTAIN **OUTSTANDING CREDIT QUALITY TRENDS**
- UNWAVERING QUEST FOR **OPERATIONAL EXCELLENCE** AND **PROFITABILITY**

SANTANDER ECOSYSTEM


Santander Corporate
Santander Acionistas
Santander Select
Santander Van Gogh
Santander Universidades
Santander
Corporate & Investment Banking
Santander Seguros
PSA
webmotors
loop
BANCO RCI BRASIL
Hyundai Capital
Santander Financiamentos
Santander Auto
Santander Private Banking
Santander Asset Management
Santander Securities Services
prospera
getnet
Santander Negócios e Empresas
FAROL
TEATRO
Santander
033
rooftop
olé
sim.
ben
emDia.
Return
superdigital
Esfera
universia
AQUANIMA
ZURICH
Santander

APPENDIX

APPENDIX

P&L *(R$ million)*	1H20	1H19	Abs.	12M
Net interest income	26,275	23,300	2,975	*12.8%*
Allowance for loan losses	-6,758	-5,964	-794	*13.3%*
Net interest income after loan losses	**19,517**	**17,336**	**2,181**	**12.6%**
Fees	**8,584**	**9,152**	-567	*-6.2%*
General expenses	**-10,483**	**-10,303**	-180	*1.7%*
Personnel expenses + profit sharing	**-4,585**	**-4,663**	78	*-1.7%*
Administrative expenses	**-5,898**	**-5,641**	-258	*4.6%*
Tax expenses	**-2,001**	**-2,086**	85	*-4.1%*
Other Income (Expenses)	**-4,074**	**-3,663**	-411	*11.2%*
Investments in Affiliates and Subsidiaries	**10**	**22**	-12	*-56.0%*
Non-Operating Income	**68**	**-111**	179	*-161.0%*
Profit before taxes	**11,621**	**10,346**	**1,275**	**12.3%**
Income tax and social contribution tax	**-3,799**	**-3,047**	-752	*24.7%*
Minority interest	**-73**	**-179**	106	*-59.2%*
Net profit w/o extraordinary provision	**7,749**	**7,120**	**629**	**8.8%**
Net profit	**5,989**	**7,120**	**-1,131**	**-15.9%**

APPENDIX

P&L *(R$ million)*	2Q19	3Q19	4Q19	1Q20	2Q20
Net interest income	12,015	12,028	12,605	12,655	13,620
Allowance for loan losses	-3,092	-3,152	-2,983	-3,424	-3,334
Net interest income after loan losses	**8,922**	**8,876**	**9,622**	**9,231**	**10,286**
Fees	4,623	4,730	4,803	4,482	4,102
General expenses	-5,201	-5,258	-5,678	-5,293	-5,191
Personnel expenses + profit sharing	-2,328	-2,385	-2,449	-2,353	-2,232
Administrative expenses	-2,873	-2,873	-3,229	-2,940	-2,958
Tax expenses	-1,032	-995	-1,108	-1,053	-948
Other Income (Expenses)	-1,970	-2,070	-2,134	-1,846	-2,228
Investments in Affiliates and Subsidiaries	10	13	9	7	2
Non-Operating Income	-112	19	101	36	32
Profit before taxes	**5,241**	**5,315**	**5,615**	**5,566**	**6,055**
Income tax and social contribution tax	-1,518	-1,520	-1,766	-1,670	-2,129
Minority interest	-88	-90	-123	-43	-30
Net profit w/o extraordinary provision	**3,635**	**3,705**	**3,726**	**3,853**	**3,896**
Net profit	**3,635**	**3,705**	**3,726**	**3,853**	**2,136**

APPENDIX

Balance sheet – *Assets (R$ million)*	Jun/19	Sep/19	Dec/19	Mar/20	Jun/20
Current asset and long-term assets	**823,718**	**825,938**	**844,295**	**986,524**	**973,953**
Cash and cash equivalents	13,336	10,307	9,925	13,963	22,655
Interbank investments	38,899	36,193	43,367	55,568	49,272
Securities and derivative financial instrument	202,991	213,169	193,455	238,831	252,185
Interbank accounts	94,850	92,671	89,265	69,531	80,345
Interbranch accounts	0	0	0	0	64
Lending operations	296,699	308,243	331,304	357,104	357,943
Allowance for loan losses	-18,491	-18,241	-21,408	-21,704	-25,394
Other receivables	174,531	162,782	174,566	248,875	208,866
Other assets	2,413	2,573	2,413	2,652	2,624
Permanent assets	**12,540**	**12,794**	**13,248**	**13,859**	**13,726**
Investments	352	366	354	350	359
Fixed assets	6,807	6,928	7,181	7,136	7,037
Intangibles	5,381	5,500	5,713	6,373	6,330
Goodwill net of amortization	1,789	1,690	1,612	2,407	1,998
Others	3,592	3,810	4,101	3,966	4,332
Total assets	**836,258**	**838,733**	**857,543**	**1,000,383**	**987,679**
Total assets (excluding goodwill)	**834,469**	**837,043**	**855,931**	**997,976**	**985,681**

APPENDIX

***Balance Sheet** – Liabilities and Equity*
(R$ million)

	Jun/19	Sep/19	Dec/19	Mar/20	Jun/20
Current liabilities and long-term liabilities	**763,765**	**763,053**	**785,789**	**926,596**	**911,647**
Deposits	268,256	258,109	272,928	303,885	358,061
Demand deposits	20,521	22,191	29,108	34,024	39,497
Saving deposits	46,575	47,341	49,040	50,185	55,756
Interbank deposits	3,852	3,114	4,299	4,903	5,943
Time deposits	197,301	185,361	190,344	214,774	256,866
Other Deposits	6	102	137	0	0
Money market funding	102,516	122,638	123,941	146,761	124,920
Funds from acceptance and issuance of securities	88,147	89,321	85,963	88,408	81,831
Interbank accounts	2,104	3,589	370	1,506	2,040
Interbranch accounts	3,173	4,258	4,019	4,857	3,996
Borrowings	48,504	53,172	43,125	55,606	53,413
Domestic onlendings - official institutions	12,490	12,255	11,755	11,249	12,067
Derivative financial instruments	22,785	20,564	20,623	33,436	41,639
Other payables	215,790	199,146	223,066	280,888	233,680
Deferred income	**280**	**277**	**285**	**278**	**476**
Minority interest	**1,711**	**1,719**	**1,695**	**1,111**	**1,103**
Equity	**70,502**	**73,683**	**69,773**	**72,398**	**74,453**
Total liabilitities and equity	**836,258**	**838,733**	**857,543**	**1,000,383**	**987,679**
Equity (excluding goodwill)	**68,713**	**71,993**	**68,161**	**69,992**	**72,455**

APPENDIX

***Balance sheet** – Loan Portfolio (R$ million)*	Jun/20	Jun/19	12M	Mar/20	3M
Individuals	**157,002**	**141,431**	**11.0%**	**157,296**	**-0.2%**
Leasing / auto loans (*)	3,225	2,422	33.2%	3,130	3.0%
Credit card	29,240	31,462	-7.1%	31,828	-8.1%
Payroll loans	45,451	37,949	19.8%	44,375	2.4%
Mortgage	38,373	33,962	13.0%	37,714	1.7%
Agricultural loans	6,853	5,767	18.8%	7,165	-4.3%
Personal loans / others	33,859	29,869	13.4%	33,083	2.3%
Consumer finance	**56,732**	**53,156**	**6.7%**	**59,132**	**-4.1%**
Corporate	**169,143**	**123,037**	**37.5%**	**162,059**	**4.4%**
Leasing / auto loans	4,007	3,377	18.7%	4,074	-1.6%
Real estate	2,369	3,519	-32.7%	2,454	-3.5%
Trade finance	41,840	26,079	60.4%	44,823	-6.7%
On-lending	10,662	8,585	24.2%	6,926	53.9%
Agricultural loans	5,923	5,051	17.3%	6,164	-3.9%
Working capital / others	104,343	76,425	36.5%	97,618	6.9%
Total	**382,877**	**317,625**	**20.5%**	**378,487**	**1.2%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 51,930 in Jun/20, R$ 52,861 in Mar/20 and R$ 46,641MM in Jun/19

TURNOVER HAS INCREASED BY 18%

IN THE LAST 12 MONTHS

ACQUIRING		1H20	1H19	12M
CREDIT	Turnover *(R$ million)*	70,824	58,102	*21.9%*
	Transactions *(milions)*	557	480	*16.1%*
DEBIT	Turnover *(R$ million)*	40,921	36,405	*12.4%*
	Transactions *(milions)*	664	643	*3.3%*
TOTAL	**Turnover** *(R$ million)*	**111,745**	**94,507**	***18.2%***
	Transactions *(milions)*	**1,222**	**1,123**	***8.8%***


SuperGet

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São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553 3300
E-mails: ri@santander.com.br
acionistas@santander.com.br

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